UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32928

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moody Capital Solutions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2458 Dunkerrin Lane
(No. and Street)

Atlanta	GA	30360
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rosenstein	(770) 377 - 3556	rrosenstein@moodycapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Rosenstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moody Capital Solutions, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANET AXELL GINGRICH
MY COMMISSION EXPIRES
NOTARY
PUBLIC
NOVEMBER 12, 2023
DEKALB COUNTY, GEORGIA

Signature:

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

April 12, 2023
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash	$	21,181
Securities owned		652
Property and equipment, net of accumulated depreciation of $1,383		-
Prepaid expenses		4,000
Total assets	$	25,833
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	2,687
Income taxes payable		5,387
Deferred tax liability		1,251
Total liabilities		9,325
Stockholder's equity:		
Preferred stock; $0.001 par value, 25,000,000 shares authorized, -0- shares issued and outstanding		-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding		43
Additional paid-in capital		124,583
Accumulated deficit		(108,118)
Total stockholder's equity		16,508
Total liabilities and stockholder's equity	$	25,833

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
Investment banking	$	510,748
Fees from registered reps		1,450
Net loss on securities owned		(899)
Total revenues		511,299
EXPENSES:		
Commissions		433,986
Professional fees		28,981
Technology and communications		3,047
Other		12,786
Total expenses		478,800
Net income before income taxes		32,499
Income tax expense		6,638
NET INCOME	$	25,861

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2022	43	$ 43	$ 124,583	$ (97,979)	$ 26,647
Net income				25,861	25,861
Dividends				(36,000)	(36,000)
Balances, December 31, 2022	43	$ 43	$ 124,583	$ (108,118)	$ 16,508

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,861
Items which do not impact cash:		
Unrealized loss on securities owned		899
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(4,000)
Accounts payable and accrued expenses		1,209
Commissions payable		(9,520)
Income taxes payable		3,660
Deferred tax liability		1,251
Net cash provided by operating activities		19,360
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder		(36,000)
Net cash used in financing activities		(36,000)
NET CHANGE IN CASH		(16,640)
CASH, beginning of year		37,821
CASH, end of year	$	21,181
Supplemental Cash Flow Disclosure:		
Income taxes paid	$	1,284

See notes to financial statements.

1. Description of Business and Organization

Moody Capital Solutions, Inc. (the "Company") is a registered, non-carrying broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is engaged in investment banking and corporate finance consulting services with companies throughout the United States. The Company is a wholly owned subsidiary of Moody Capital, LLC (the "Stockholder"), a privately held corporate finance consulting firm.

2. Summary of Significant Accounting Policies

Revenue from Contracts with Customers
Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and merger and acquisition transactions. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition. There were no retainers received from engagements in which performance obligations were not satisfied prior to the end of 2022.

Retainer revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to its customers. The Company's performance obligations are satisfied at a point in time when the Company has determined that the customer obtains control over the promised services. The Company evaluates its nonrefundable retainer fees, to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. The amount of retainer revenue recognized in 2022 upon fulfillment of the aforementioned performance obligations without the formal termination of the engagement or the consummation of a success fee-based transaction was $44,800, which is included in investment banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory contracts is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction).

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

Cash
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

2. <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes
The Company is treated as a C-corporation for income tax purposes and files its income tax returns separately from that of its Stockholder using the cash basis of accounting. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances, and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Subsequent Events
Subsequent events were evaluated through the date the financial statements were issued.

3. <u>Securities Owned</u>

The Company may acquire equity securities from corporate customers as compensation for its services. Securities owned are reported at fair value. Changes in unrealized gains and losses due to changes in fair value are included in income. Realized gains and losses from the sale of securities, in addition to unrealized gains and losses, are reported together in the Statement of Operations as net gain or loss on securities owned.

4. <u>Fair Value Measurements</u>

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by U.S. GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

4. Fair Value Measurements (continued)

Level 1 – Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2022:

Securities owned	Fair Value Measurements	Level 1	Level 2	Level 3
Common stock, publicly traded	$ 652	$ 652	$ -	$ -

5. Contingencies

The Company is subject to litigation in the ordinary course of business as a registered broker-dealer. The Company has no litigation in progress at December 31, 2022.

6. Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$ 5,387
Deferred income tax expense	1,251
Income tax expense	$ 6,638

The Company's income tax expense differs from the amount determined from applying statutory income tax rates to pretax net income due primarily to the use of cash basis accounting for tax purposes and an unrealized loss on securities owned.

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial and income tax purposes. The differences at December 31, 2022 relate primarily to use of the cash basis of accounting for income tax reporting purposes.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions expected to be taken in the Company's tax return for the year ended December 31, 2022 or taken in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination.

7. Related Party Transaction

The Company operates from premises provided by the Company's President at no cost to the Company. Financial condition and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

8. Concentration

During the year ended December 31, 2022, 82% of investment banking revenues were earned from three customers.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1.

At December 31, 2022, the Company had net capital of $12,410, which was $7,410 above its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 75.1%.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	16,508
Non-allowable assets - prepaid expenses		(4,000)
Net capital before haircuts		12,508
Haircuts on securities		(98)
Net capital	$	12,410
Minimum net capital required (greater of $5,000 or 6⅔% of aggregate indebtedness)	$	5,000
Excess net capital	$	7,410
Total aggregate indebtedness	$	9,325
Percentage of aggregate indebtedness to net capital		75.1%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(included in Part IIA of Form X-17A-5 as of December 31, 2022)

There is no difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Moody Capital, LLC)
SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Moody Capital Solutions, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Moody Capital Solutions, Inc. stated that Moody Capital Solutions, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Moody Capital Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 12, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

MOODY CAPITAL SOLUTIONS, INC'S EXEMPTION REPORT

We as members of management of Moody Capital Solutions, Inc. (the "Company"), are responsible for complying with Rule I 7a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule I 7a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule I 7a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statement to the best knowledge and belief of the Company:

1. We. have reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2022, without exception.

3. The Company met the identified conditions for such reliance throughout the period of January 1, 2022 to December 31, 2022 without exception.

, PRESIDENT

Robert Rosenstein, President
April 11, 2023